Exhibit 12

Tyson Foods, Inc.
Ratio of Earnings to Fixed Charges
September 27, 1997
(Dollars in thousands)


                                               1997        1996        1995         1994       1993
Fixed Charges:
  Interest Expense                            118,514     137,841     114,840      86,343     73,111
  Interest Capitalized                          3,434       3,774       3,068       1,822      1,285
  Amortization of Debt Discount                 4,471       3,414       3,747       5,003      5,697
  Interest Portion of Rental Expense (33%)     11,333      11,909      12,637       9,543      8,414
                                            --------------------------------------------------------
Total Fixed Charges (A)                       137,752     156,938     134,292     102,711     88,507

Earnings:
  Net Income(Loss)                            185,799      86,867     219,191      (2,128)   180,334
  Provision for Income Taxes                  143,922      49,048     131,036     120,745    129,301
  Fixed Charges                               137,752     156,938     134,292     102,711     88,507
  Less Capitalized Interest                    (3,434)     (3,774)     (3,068)     (1,822)    (1,285)
                                            --------------------------------------------------------
Earnings and Fixed Charges (B)                464,039     289,079     481,451     219,506    396,857

Ratio of Earnings to Fixed Charges (B/A)         3.37        1.84        3.59        2.14       4.48


For purposes of computing the above ratios of earnings to
fixed   charges,  "earnings"  consist  of   income   from
continuing operations before income taxes and fixed charges (excluding capitalized interest). "Fixed charges" consist of (i) interest on indebtedness, whether expensed or capitalized, but excluding interest to fifty-percent owned subsidiaries (ii) the Company's proportionate share of interest of fifty-percent owned subsidiaries, (iii) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense) and (iv) amortization of debt discount and expense.
















                                    37